UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File No. 001-36565

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Innocoll Holdings plc
Unit 9, Block D
Monksland Business Park
Monksland, Athlone,
Co. Roscommon, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-207184), filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2015, as amended, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Notwithstanding the foregoing, the information in Exhibit 99.2 (which is furnished only) of this Report of Foreign Private Issuer on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Other Events

On May 25, 2016, Innocoll Holdings plc (the "Company") issued a press release announcing that Xaracoll met its primary endpoints in two pivotal Phase 3 Trials in postoperative pain relief. In addition, also on May 25, 2016, the Company hosted a webcast regarding top-line results for these studies, which was accompanied by a slide presentation posted to the Company's website. Copies of the press release and slide presentation, respectively, are attached hereto as Exhibit 99.1 and 99.2, and are incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

99.1	Press Release dated May 25, 2016.
99.2	Slide-Presentation, dated May 25, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL HOLDINGS PLC

	By:	/s/ Jose Carmona

		Name:	Jose Carmona
		Title:	Chief Financial Officer

Date: May 25, 2016